

Matias Burdman <matias@civicapp.co>

to Bradley, Thomas

Fri, Dec 10, 8:06 AM (5 days ago)

Hey Bradley,

We're happy to share that our advisor has officially made her reservation on Wefunder for the first $25K, which you can see through this link!

By clicking on the link, you'll be able to make your $25K reservation too. For crowdfunding campaigns, we can't legally accept an investment until we file a notice (Form C) with the SEC, which will be done by Wefunder on our behalf. This will happen as soon as we reach the $50K minimum, which will be made possible with your reservation. After that, you'll get an email from Wefunder asking you to confirm the investment, which will make it official.

Let me know if you have any questions or comments, we really appreciate your support! We'll also keep you updated as things progress.

Matias

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Matias Burdman

Co-Founder & CEO at Civic

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Matias Burdman
Co-Founder & CEO at Civic
1mo • Edited •

Incredibly excited to announce that Civic, the company I started with Thomas Connelly to connect people to causes in their area, is launching a Wefunder campaign!

Through Wefunder, anyone can invest as little as $100 in our startup and join us as we build the world's first social network for social action. Learn more below!

(See legal disclosures at https://lnkd.in/dbuQSDw4)


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Invest in Civic: Platform for social good: connecting people to causes in their community | Wefunder

wefunder.com • 2 min read

Thomas Connelly and 20 others



Thomas Connelly

Co-Founder & COO at Civic

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Thomas Connelly (He/Him) • 1st
Co-Founder & COO at Civic
1mo • Edited •

I'm proud and excited to announce that Civic is launching a public crowdfunding campaign on Wefunder! In the months since we've launched, Matias and I have worked hard to build out the platform, talk to users and organizers, and plan out a vision for a world where regular people are empowered to make a difference in their communities. We're ready to take the next step, and are counting on the support of the people that believe in us.

Through our Wefunder campaign, you can support Civic's continued growth while getting to own equity in an early-stage startup for as little as $100. Please share with your friends and network!

We've seen the need for Civic first-hand and are more confident than ever that it can change how people discover and support social causes. With your support and feedback I know we can get there. Thank you so much!

(See legal disclosures at https://lnkd.in/dbuQSDw4)


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wefunder.com • 2 min read

You and 44 others

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Sowmya Pelluru (She/Her) • 1st 1mo •••
Founder, CEO at manakii || Brand Strategy Consultant || Academic Director

Congrats guys!

Like • 1 | Reply • 1 Reply

Thomas Connelly (He/Him) Author 1mo •••
Co-Founder & COO at Civic

thank you Sowmya :)

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Lauren Junghwa Lee • 1st 1mo •••
Business Development Analyst at mintNFT

So exciting!

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Khuram Zaman • 1st 1mo •••
Ask me about design thinking, product development, or agile scrum.

Congratulations! Wishing you and the team success on this!!!

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.